10029025

SEC ... ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42445

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 AND ENDING December 31, 2009
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pentegra Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

108 Corporate Park Drive 4th Floor
(No. and Street)

White Plains (City) NY (State) 10604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stephen P. Pollak (914) 821-9569
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

SEC Mail Processing Section

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berry, Dunn, McNeil & Parker
(Name – *if individual, state last, first, middle name*)

MAR 02 2010

100 Middle Street (Address) Portland (City) ME (State) 04101 (Zip Code)

Washington, DC 107

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Stephen P. Pollak, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pentegra Distributors, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Executive Vice President

Title

Notary Public

CATHERINE ROACH
Notary Public, State of New York
No. 4972934
Qualified in Orange County
Commission Expires April 8, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BERRY.DUNN.MCNEIL & PARKER

BDMP

CERTIFIED PUBLIC ACCOUNTANTS
MANAGEMENT CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
Pentegra Distributors, Inc.

We have audited the accompanying statement of financial condition of Pentegra Distributors, Inc. (the "Company") as of December 31, 2009, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Pentegra Distributors, Inc. at December 31, 2009 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Berry, Dunn, McNeil & Parker

Portland, Maine
February 24, 2010

PORTLAND, ME · BANGOR, ME · MANCHESTER, NH
WWW.BDMP.COM

Pentegra Distributors, Inc.

Statement of Financial Condition

December 31, 2009

Assets:		
Cash	$	78,893
Fees receivable		30,162
Due from parent		3,150
Prepaid expenses		31,586
Security deposit		10,503
Total assets	$	154,294
Liabilities and shareholder's equity:		
Accounts payable and accrued expenses	$	28,849
Total liabilities		28,849
Commitments and contingency (Notes 2, 3 and 5)		
Shareholder's equity:		
Common stock, $.01 par value; 100 shares authorized; 100 shares issued and outstanding		1
Additional paid-in capital		25,351
Retained earnings		100,093
Total shareholder's equity		125,445
Total liabilities and shareholder's equity	$	154,294

The accompanying notes are an integral part of these financial statements.

Pentegra Distributors, Inc.

Statement of Income

Year Ended December 31, 2009

Revenue:		
Distribution fees	$	281,560
BOLI group life insurance		4,036
Interest income		86
Total revenue		285,682
Expenses:		
Compensation and benefits		185,837
Professional fees		20,224
Regulatory fees		33,213
Facilities		18,442
Other		14,457
Total expenses		272,173
Income before income tax expense		13,509
Income tax expense		3,349
Net income	$	10,160

The accompanying notes are an integral part of these financial statements.

Pentegra Distributors, Inc.

Statement of Changes in Shareholder's Equity

Year Ended December 31, 2009

	Common Stock		Additional Paid-In Capital	Retained Earnings	Total Shareholder's Equity
	Shares	Amount			
Balance, December 31, 2008	100	$ 1	$ 25,351	$ 89,933	$ 115,285
Net income	-	-	-	10,160	10,160
Balance, December 31, 2009	100	$ 1	$ 25,351	$ 100,093	$ 125,445

The accompanying notes are an integral part of these financial statements.

Pentegra Distributors, Inc.

Statement of Cash Flows

Year Ended December 31, 2009

Cash flows from operating activities		
Net income	$	10,160
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease in fees receivable		1,786
Increase in prepaid expenses		(12,837)
Increase in security deposit		(35)
Decrease in accounts payable and accrued expenses		(24,361)
Net cash used in operating activities		(25,287)
Net cash used by financing activities:		
Increase in due from Parent		(51,933)
Net cash used by financing activities		(51,933)
Net decrease in cash		(77,220)
Cash at beginning of year		156,113
Cash at end of year	$	78,893
Cash paid for income taxes	$	3,349

The accompanying notes are an integral part of these financial statements.

Pentegra Distributors, Inc.

Notes to Financial Statements

December 31, 2009

1. Nature of Business and Summary of Significant Accounting Policies

Organization
Retirement System Distributors Inc. changed its name to Pentegra Distributors, Inc. (the "Company") effective January 8, 2009. The Company, a wholly owned subsidiary of Pentegra Services, Inc. (the "Parent"), is registered with the Securities and Exchange Commission as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Municipal Securities Rulemaking Board.

Principal Business Activities
The Company is the principal distributor for RSI Retirement Trust (the "Trust"), a New York common law trust and a registered investment company. Effective April 1, 2008, the Trust deregistered as an investment company upon the approval of the SEC. The Company also has sales distribution agreements with a number of U.S. based mutual funds in connection with the sale of retirement plans, several Section 529 qualified tuition programs, and bank owned life insurance ("BOLI") variable life insurance contracts.

Financial Statement Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

Revenue Recognition
The Company's revenues are generally recognized on the accrual basis in the period services are performed. Revenues received in advance under service contracts are recognized on a straight-line basis over the term of the contract.

In connection with the distribution of the Sun Life Assurance Company of Canada (U.S.) Institutional and Large Case Private Placement Variable Universal Life Insurance BOLI Products, the Company receives initial and renewal commissions for sales to the Company's clients, subject to a return of certain commission payments received by the Company during the first three policy years in the event of one or more policy cancellations.

Fees Receivable and Allowance for Doubtful Accounts
The Company's fees receivable are recorded at amounts billed to customers. Uncollected amounts as of the date of the statement of financial condition, if any, are reported net of an allowance for doubtful accounts, if required. The allowance is determined by a variety of factors, including the age of the

receivable, current economic conditions, historical losses and other information management obtain regarding the financial condition of the customer. Receivables are deemed past due when they are uncollected beyond their contractual term. Receivables are charged off when they are deemed uncollectible, which may arise when a customer files for bankruptcy or is otherwise deemed unable to pay the amounts owed to the Company.

Income Taxes
The Company is included in consolidated U.S. federal and state income tax returns with its Parent. The Parent allocates income taxes to its subsidiaries as if the subsidiary filed as a separate taxpayer. The Company has provided for federal and state income taxes for the year.

Cash
Cash consists of bank deposits. The carrying amount approximates fair value because of the short maturity of this instrument.

Major Customer
For the year ended December 31, 2009, one agreement accounted for approximately 85% of the fees earned. The Company has an agreement with Reliance Trust Company ("RTC") whereby the Company is paid 98.50% of the fees collected by RTC for accounts in which the assets of the Company's customers are invested.

2. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $50,044, which was $45,044 in excess of its required net capital of $5,000. The Company's net capital ratio was .58 to 1.

3. Related Party Transactions

Under an Expense Allocation Agreement with the Parent, the Company is charged a share of the expenses paid by the Parent proportional to the benefits the Company derives from the services provided by shared employees, plus a commensurate share of the combined overhead of the Company, the Parent and the Parent's other subsidiaries.

Expenses allocated under these agreements of approximately $175,100 are included in compensation and benefits, professional fees, facilities and other expenses in the accompanying statement of income.

In addition, the Parent acts as payment agent for the Company, disbursing certain other expenses of the Company, which then reimburses the amounts paid generally not later than the month following the payment. Such reimbursements for the year ended December 31, 2009 amounted to approximately $97,100. At December 31, 2009, the Parent owed the Company $3,150.

The Parent also maintains a policy of funding, through capital contributions, the Company's losses, if any.

4. Income Taxes

The Company is included in the consolidated federal and state income tax returns filed by its Parent. Federal and state income taxes are calculated as if the Company filed on a separate return basis. There are no material deferred taxes. The current income tax expense is as follows:

Federal	$	1,823
State and local		1,526
	$	3,349

5. Recently Issued Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board (FASB) issued the *FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162.* This Statement is now included in FASB Accounting Standards Codification (ASC or the Codification) Topic 105. Under the Statement, the Codification became the source of authoritative U.S. Generally Accepted Accounting Principles (GAAP) recognized by the FASB to be applied by nongovernmental entities. On the effective date of this Statement, the Codification superseded all then-existing SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification became non-authoritative. This Statement is effective for financial statements issued for interim and annual periods ended after September 15, 2009. In the FASB's view, the issuance of this Statement and the Codification will not change GAAP, except for those nonpublic nongovernmental entities that must now apply the American Institute of Certified Public Accountants Technical Inquiry Service Section 5100, "Revenue Recognition," paragraphs 38-76, now part of FASB ASC Topic 985. Management has adopted FASB ASC Topic 105 and there was no material impact on the financial statements of the Company.

In May 2009, the FASB issued FASB ASC Topic 855, *Subsequent Events*, which establishes general standards of, and accounting for and disclosure of, events that occur after the balance sheet date but before financial statements are issued. This guidance was effective for interim and annual periods ending after June 15, 2009. Management has evaluated subsequent events through February 24, 2010, the date the December 31, 2009 financial statements were available for issuance, and no events occurred requiring recognition or disclosure.

FASB ASC Topic 740, *Income Taxes*, defines the criteria that an individual tax position must satisfy for some or all of the benefits of that position to be recognized in a company's financial statements. Topic 740 prescribes a recognition threshold of more-likely-than-not, and a measurement attribute for all tax positions taken or expected to be taken on a tax return, in order for those tax positions to be recognized in the financial statements. The Company has adopted these provisions and there was no material effect on the financial statements. The Company is currently open to audit under the statute of limitations by the Internal Revenue Service for the years ended December 31, 2006 through 2008.

6. Legal Contingencies

Various legal claims also arise from time to time in the normal course of business which, in the opinion of management, will have no material effect on the Company's financial statements.

The Company is currently involved in two litigations centered around business activities of the Company and an affiliate. At December 31, 2009, it is not possible to determine the conclusion of these litigations. However, at the time of the acquisition by the Parent, a litigation liabilities escrow account was established to cover all or a portion of the first litigation not covered by insurance. The second litigation, subject to deductible, is covered by insurance.

Pentegra Distributors, Inc.

Schedule I

Computation of Net Capital Under Rule 15c3-1

December 31, 2009

Computation of net capital

Total shareholder's equity	$	125,445
Less: Non-allowable assets		75,401
Tentative Minimum Net Capital		50,044
Less: Haircut on securities		-
Net Capital		50,044
Minimum net capital requirement of 6-2/3% of aggregate indebtedness of $28,849 or $5,000, whichever is greater		5,000
Excess net capital	$	45,044
Aggregate indebtedness	$	28,849
Ratio of aggregate indebtness to net capital		.58 to 1

The computation of net capital above does not materially differ from that reported by the Company in Part II of the Focus Report on Form X-17A at December 31, 2009.

Pentegra Distributors, Inc.

Schedule II

Statement Pursuant to Rule 15c3-3

December 31, 2009

For the year ended December 31, 2009, the brokerage transactions of the Company were limited to the sale and redemption of redeemable securities of RSI Retirement Trust and other registered investment companies or interests or participations in an insurance company variable life insurance separate account, and the Company is, therefore, exempt from Rule 15c3-3 (subparagraph (k)(1)).

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Shareholder
Pentegra Distributors, Inc.

In planning and performing our audit of the financial statements of Pentegra Distributors, Inc. (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

To the Board of Directors and Shareholder
Pentegra Distributors, Inc.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the entity's financial reporting.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Berry, Dunn, McNeil & Parker

Portland, Maine
February 24, 2010

BERRY.DUNN.MCNEIL & PARKER

BDMP

CERTIFIED PUBLIC ACCOUNTANTS
MANAGEMENT CONSULTANTS

Pentegra Distributors, Inc.

Financial Statements and Supplemental
Schedules Pursuant to
Rule 17a-5 of the Securities
Exchange Act of 1934

As of and for the year ended December 31, 2009

Pentegra Distributors, Inc.

Financial Statements and
Supplemental Information

Year ended December 31, 2009

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